

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/05

22nd April 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two separate press announcements both dated 21st April 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg



上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF INTEREST IN SHANGHAI MEDICAL INSTRUMENTS CO., LTD.

DISPOSAL OF INTEREST IN SHANGHAI SUNVE PHARMACEUTICAL CO., LTD.

The Acquisition

On 21st April, 2005, SI United, a subsidiary of the Company, entered into the Acquisition Agreement with Shanghai Medical Group to acquire from Shanghai Medical Group 40,000,000 shares of RMB1.00 each in the capital of Medical Instruments, representing 40% of the total issued shares of Medical Instruments. The total issued share capital of Medical Instruments is owned by SI United as to 59% (by itself and indirectly through its subsidiary), by Shanghai Medical Group as to 40%, and by two Independent Third Parties as to 0.5% each.

The consideration for the Acquisition amounts to RMB75,800,000 (equivalent to approximately HK$71,509,000). Such consideration will be made in cash by SI United to Shanghai Medical Group on the date of completion of the Acquisition Agreement.

Medical Instruments is principally engaged in the design, development, manufacturing and distribution of medical apparatus including emergency room, operating room and dental equipment.

The Disposal

On 21st April, 2005, SI Pharmaceutical, a subsidiary of the Company, entered into the Disposal Agreement with Shanghai Medical Group to sell to Shanghai Medical Group an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical representing 48% of the total equity interest in Sunve Pharmaceutical. The total equity interest in Sunve Pharmaceutical is owned by SI Pharmaceutical as to 48%, by Shanghai Sunve as to 49% and by Shanghai Medical I&E as to 3%.

The consideration for the Disposal amounted to RMB155,800,000 (equivalent to approximately HK$146,981,000). Such consideration will be made in cash by Shanghai Medical Group to SI Pharmaceutical on the date of completion of the Disposal Agreement.

Sunve Pharmaceutical is primarily engaged in the manufacturing and sale of raw pharmaceuticals.

Shanghai Medical Group is a substantial shareholder of Medical Instruments, a subsidiary of the Company, and is therefore a connected person of the Company under the Listing Rules.

Each of the Acquisition Agreement and the Disposal Agreement constitutes a discloseable and connected transaction for the Company under the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Company has obtained from the companies controlled by Shanghai Industrial Investment (Holdings) Company Limited which hold approximately 57% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Acquisition and the Disposal. The Company has applied to the Stock Exchange for a waiver from the requirement to hold a general meeting of Shareholders and permission for the independent shareholders' approval of the Acquisition and the Disposal to be given in writing. A circular giving details of the Acquisition and the Disposal, a letter from an Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee is expected to be dispatched to the Shareholders as soon as practicable.

THE ACQUISITION

Date of the Acquisition Agreement

21st April, 2005

Parties

Purchaser: SI United
Vendor: Shanghai Medical Group

Interests to be acquired

SI United has agreed to acquire from Shanghai Medical Group 40,000,000 shares of RMB1.00 each in the capital of Medical Instruments, representing 40% of the total issued shares of Medical Instruments.

Consideration

The consideration for the Acquisition amounts to RMB75,800,000 (equivalent to approximately HK$71,509,000). The consideration payable by SI United for the Acquisition will be paid in cash to Shanghai Medical Group on the date of completion of the Acquisition Agreement. Such payment will be made by SI United out of its internal resources.

The consideration for the Acquisition was determined after arm's length negotiations between Shanghai Medical Group and SI United by reference to the audited consolidated net asset value of Medical Instruments as at 31st December, 2004 of approximately RMB185,282,000 (equivalent to approximately HK$174,794,000) which was prepared in accordance with the generally accepted accounting principles in the PRC. The consideration for the Acquisition represents a premium of approximately 2.28% over the corresponding audited consolidated net asset value of Medical Instruments.

Acquisition Conditions

The Acquisition Agreement will take effect upon fulfillment of, inter alia, the following Acquisition Conditions:

(a) approval being obtained from Shanghai United Assets and Equity Exchange (a PRC government department) of the completion of the transfer of shares under the Acquisition Agreement;

(b) approval of the Acquisition Agreement and the transactions contemplated thereunder by the independent shareholders of the Company at a general meeting convened by the Company or, if a waiver is granted by the Stock Exchange to the Company of the requirement to convene a general meeting in respect of the transaction under the Acquisition Agreement, written approval being obtained in respect of the Acquisition Agreement and the transactions contemplated thereunder from independent shareholders of the Company holding more than 50% of the nominal value of all the Shares giving the right to attend and vote at the general meeting to approve the Acquisition Agreement and the transactions contemplated thereunder, in accordance with the relevant requirement under the Listing Rules;

(c) approval of the Acquisition Agreement by the administration department of foreign investment of the People's Government of Shanghai Municipality (if required); and

(d) the obtaining of all other necessary approvals, consents and licences for completion of the Acquisition (if any).

There is no long-stop date for fulfillment of the Acquisition Conditions.

Completion

After fulfillment of the Acquisition Conditions, SI United and Shanghai Medical Group shall agree on a date for completion of the Acquisition Agreement. On such date of completion, SI United shall pay the consideration of RMB75,800,000 (equivalent to approximately HK$71,509,000) in full to Shanghai Medical Group in cash.

The consideration for the Acquisition has taken into account the rights, benefits and entitlements to distributions and dividends attached to the Acquisition Shares up to 31st December, 2004. If completion of the Acquisition Agreement takes place before 1st July, 2005, SI United will be entitled to all such entitlements attached to the Acquisition Shares up to completion of the Acquisition; otherwise the parties to the Acquisition Agreement shall resolve by way of negotiation.

As at the date of this announcement, SI United together with its subsidiary hold a 59% shareholding in Medical Instruments. Upon completion of the Acquisition Agreement, SI United and its subsidiary will together hold a 99% shareholding in Medical Instruments.

After completion of the Acquisition Agreement, Medical Instruments will be converted from a joint stock limited liability company to a limited liability company.

THE DISPOSAL

Date of the Disposal Agreement

21st April, 2005

Parties

Purchaser: Shanghai Medical Group
Vendor: SI Pharmaceutical

Interests to be disposed of

SI Pharmaceutical has agreed to dispose of an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical, representing 48% of the total equity interest in Sunve Pharmaceutical, to Shanghai Medical Group.

Consideration

The consideration for the Disposal amounted to RMB155,800,000 (equivalent to approximately HK$146,981,000). As SI Pharmaceutical is a company incorporated outside the PRC, it is agreed that the consideration payable to SI Pharmaceutical for the Disposal will be paid in cash in US dollars equivalent (at the exchange rate of Renminbi to United States Dollars as announced by the State Administration of Foreign Exchange on the date of completion of the Disposal Agreement) by Shanghai Medical Group on the date of completion of the Disposal Agreement.

The consideration for the Disposal was determined after arm's length negotiations between Shanghai Medical Group and SI Pharmaceutical by reference to the audited consolidated net asset value of Sunve Pharmaceutical as at 31st December, 2004 of approximately RMB270,793,000 (equivalent to approximately HK$255,465,000) which was prepared in accordance with the generally accepted accounting principles in the PRC. The consideration for the Disposal represents a premium of approximately 19.86% over the corresponding audited consolidated net asset value of Sunve Pharmaceutical.

Disposal Conditions

The Disposal Agreement will take effect upon fulfillment of, inter alia, the following Disposal Conditions:

(a) written consent to the transfer of equity interest in Sunve Pharmaceutical from SI Pharmaceutical to Shanghai Medical Group pursuant to the Disposal Agreement and undertaking to waive the corresponding pre-emption right being obtained from Shanghai Sunve and Shanghai Medical I&E, the other shareholders of Sunve Pharmaceutical (as required under the applicable PRC laws);

(b) approval being obtained from Shanghai United Assets and Equity Exchange (a PRC government department) of the completion of the transfer of property under the Disposal Agreement;

(c) approval of the Disposal Agreement and the transactions contemplated thereunder by the independent shareholders of the Company at a general meeting convened by the Company or, if a waiver is granted by the Stock Exchange to the Company of the requirement to convene a general meeting in respect of the transaction under the Disposal Agreement, written approval being obtained in respect of the Disposal Agreement and the transactions contemplated thereunder from independent shareholders of the Company holding more than 50% of the nominal value of all the Shares giving the right to attend and vote at the general meeting to approve the Disposal Agreement and the transactions contemplated thereunder, in accordance with the relevant requirement under the Listing Rules;

(d) approval of the Disposal Agreement by the administration department of foreign investment of the People's Government of Shanghai Municipality;

(e) the issue of an approval by Shanghai Municipal Administration of Foreign Exchange to Shanghai Medical Group to acquire foreign currency for carrying out the transactions under the Disposal Agreement and all other necessary approvals, consents and licences for completion of the Disposal (if any); and

(f) satisfaction of the Acquisition Conditions.

Each of the parties to the Disposal Agreement has agreed to use its best endeavours to procure that the Disposal Conditions are fulfilled on or before 30th June, 2005 or such other date as the parties may agree in writing.

Subject to fulfillment of the Disposal Conditions, it is expected that completion of the Disposal Agreement will take place by 30th June, 2005. The Disposal Agreement is conditional upon, among others, fulfillment of the Acquisition Conditions, while the Acquisition Agreement is not conditional upon the Disposal Conditions.

Completion

After fulfillment of the Disposal Conditions, SI Pharmaceutical and Shanghai Medical Group shall agree on a date for completion of the Disposal Agreement.

Completion of the Disposal Agreement shall take place at the same time as the completion of the Acquisition Agreement. On such date of completion, Shanghai Medical Group shall pay the consideration of RMB155,800,000 (equivalent to approximately HK$146,981,000).

The consideration for the Disposal has taken into account the rights, benefits and entitlements to distributions and dividends attached to the Equity Interest up to 31st December, 2004. If completion of the Disposal Agreement takes place before 1st July, 2005, Shanghai Medical Group will be entitled to such entitlements attached to the Equity Interest up to completion of the Disposal; otherwise the parties to the Disposal Agreement shall resolve by way of negotiation.

After completion of the Disposal, the Group will cease to have any equity interest in Sunve Pharmaceutical.

INFORMATION ON MEDICAL INSTRUMENTS

Medical Instruments is principally engaged in the design, development, manufacturing and distribution of medical apparatus including emergency room, operating room and dental equipment.

Share capital

Medical Instruments has a total issued share capital of RMB100,000,000 divided into 100,000,000 shares of RMB1.00 each. The total issued shares in Medical Instruments are held by the following shareholders before completion of the Acquisition in the following manner:

Name of shareholder	No. of shares held	Percentage Shareholding
Shanghai Medical Group	40,000,000	40%
SI United and its subsidiary	59,000,000	59%
Ding Wen Xiang* (丁文祥)	500,000	0.5%
Shanghai Jin Bin Industrial Company* (上海金賓實業公司)	500,000	0.5%

The shareholding structure of Medical Instruments immediately after completion of the Acquisition will be as follows:

Name of shareholder	No. of shares held	Percentage Shareholding
SI United and its subsidiary	99,000,000	99%
Ding Wen Xiang* (丁文祥)	500,000	0.5%
Shanghai Jin Bin Industrial Company* (上海金賓實業公司)	500,000	0.5%

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Medical Instruments for the two years ended 31st December, 2004, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:

	Year ended 31st December, 2004 *RMB'000*	2003 *RMB'000*
Profit before taxation and minority interests	22,529	20,635
Profit after taxation and minority interests	18,124	17,234

The audited consolidated net asset value and the total asset value of Medical Instruments as at 31st December, 2004 amounted to approximately RMB185,282,000 (equivalent to approximately HK$174,794,000) and approximately RMB476,063,000 (equivalent to approximately HK$449,116,000 respectively.

The audited consolidated turnover of Medical Instruments for the year ended 31st December, 2004 amounted to approximately RMB615,649,000 (equivalent to approximately HK$580,801,000).

INFORMATION ON SUNVE PHARMACEUTICAL

Sunve Pharmaceutical is primarily engaged in the manufacturing and sale of raw pharmaceuticals.

Share capital

Sunve Pharmaceutical has a registered capital of RMB366,000,000 which is owned by SI Pharmaceutical as to 48% by Shanghai Sunve as to 49%, and by Shanghai Medical I&E as to 3% before completion of the Disposal Agreement. Both Shanghai Sunve and Shanghai Medical I&E are Independent Third Parties. Neither Shanghai Sunve nor Shanghai Medical I&E participate in the Disposal, save that they will be requested to give their consent to the transfer of equity interest under the Disposal and a waiver of the corresponding pre-emption rights as required under applicable PRC laws.

After completion of the Disposal, Sunve Pharmaceutical will be owned by Shanghai Medical Group as to 48%, Shanghai Sunve as to 49% and by Shanghai Medical I&E as to 3%.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Sunve Pharmaceutical for the two years ended 31st December, 2004, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:

	Year ended 31st December, 2004 *RMB'000*	2003 *RMB'000*
Profit before taxation and minority interests	48,957	51,547
Profit after taxation and minority interests	47,271	50,246

The audited consolidated net asset value and the total asset value of Sunve Pharmaceutical as at 31st December, 2004 amounted to approximately RMB270,793,000 (equivalent to approximately HK$255,465,000) and approximately RMB536,652,000 (equivalent to approximately HK$506,275,000) respectively.

The audited consolidated turnover of Sunve Pharmaceutical for the year ended 31st December, 2004 amounted to approximately RMB375,839,000 (equivalent to approximately HK$354,565,000).

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Shanghai Medical Group is a substantial shareholder of Medical Instruments, a subsidiary of the Company, and is therefore a connected person of the Company.

Each of the Acquisition Agreement and the Disposal Agreement constitutes a connected transaction of the Company under the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. Each of the Acquisition Agreement and the Disposal Agreement also constitutes a discloseable transaction of the Company under the Listing Rules.

The board of Directors has appointed the Independent Board Committee to advise the Shareholders as to the fairness and reasonableness of the Acquisition and the Disposal. An independent financial adviser will be appointed to provide its opinion to the Independent Board Committee and the Shareholders in connection with the Acquisition and the Disposal.

If an extraordinary general meeting is convened by the Company for approving the Acquisition and the Disposal, no Shareholder will be required to abstain from voting. The Company has obtained from Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and SIIC CM Development Limited, being companies controlled by Shanghai Industrial Investment (Holdings) Company Limited which together held approximately 57% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company, written approvals of the Acquisition and the Disposal. Each of Shanghai Investment Holdings Limited (holding 468,066,000 Shares), SIIC Capital (B.V.I.) Limited (holding 80,000,000 Shares) and SIIC CM Development Limited (holding 10,000 Shares) is a wholly-owned subsidiary of Shanghai Industrial Investment (Holdings) Company Limited, and those companies together constitute a closely allied group of Shareholders under Rule 14.45 of the Listing Rules. None of these companies has a material interest in the Acquisition Agreement or the Disposal Agreement.

The Company has applied to the Stock Exchange for a waiver from the requirement to hold a general meeting of Shareholders and permission for the independent shareholders' approval of the Acquisition and the Disposal to be given in writing. The Company is providing information to the Stock Exchange for consideration of the waiver application. Should such waiver not be granted by the Stock Exchange, the Company will convene an extraordinary general meeting to seek the Shareholders' approval of the Acquisition and the Disposal in accordance with the requirements under the Listing Rules.

REASONS FOR AND THE BENEFITS OF THE ACQUISITION

With a recorded revenue of more than RMB600 million and a net profit before taxation and minority interest of over RMB22.5 million in 2004 from its medical equipment business, Medical Instruments has a solid business foundation and a considerable presence in the local medical equipment market in Shanghai. Medical Instruments has served as the Group's business development platform in the field of medical equipment. Hence, the Group's acquisition of additional equity interest in Medical Instruments and increasing its holding to a 99% stake will be in line with the strategic business development of the Group's medical business.

The executive Directors consider that the Acquisition Agreement is on normal commercial terms and the terms including the consideration are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

REASONS FOR AND THE BENEFITS OF THE DISPOSAL

The Company (through its subsidiary) does not have a controlling stake in Sunve Pharmaceutical, thus making its control over the operation and management of the company rather passive. As part of the internal restructuring of the Group and in view of the potential gain from the Disposal, the Directors considered that the Disposal would be beneficial to business development of the Group.

By reference to the unaudited consolidated management accounts of Sunve Pharmaceutical as at 31st March, 2005, the unaudited carrying value of Sunve Pharmaceutical amounted to approximately RMB121,127,000 (equivalent to approximately HK$114,270,000). The Group's expected gain from the Disposal is approximately HK$27,000,000 subject to the financial position of Sunve Pharmaceutical up to the completion of the Disposal.

The Group intends to use the proceeds from the Disposal on new investment projects which may be identified as appropriate for the development of its medicine business. At present, the Company has not yet concluded any preliminary negotiations on potential investments in other medicine businesses, and no concrete plan for such investment has been finalised yet.

The executive Directors consider that the Disposal Agreement is on normal commercial terms and the terms including the consideration are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

GENERAL

The Company and its subsidiaries are principally engaged in the businesses of infrastructure facilities, medicine, consumer products and information technology.

Shanghai Medical Group is engaged in the sale and distribution of, inter alia, anti-biotics, subscription medicines, Chinese medicines and OTC, raw pharmaceuticals.

A circular giving details of the Acquisition and the Disposal, a letter from an Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Shareholders is expected to be dispatched to the Shareholders as soon as practicable.

As at the date of this announcement, the board of directors of the Company comprises nine executive directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU De Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Zhi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

Term	Meaning
"Acquisition"	the proposed acquisition of the Acquisition Shares by SI United pursuant to the Acquisition Agreement
"Acquisition Agreement"	the agreement between Shanghai Medical Group and SI United in relation to the sale and purchase of the Acquisition Shares dated 21st April, 2005
"Acquisition Conditions"	the conditions which must be fulfilled before the Acquisition Agreement takes effect
"Acquisition Shares"	40,000,000 shares of RMB1.00 each in the capital of Medical Instruments to be acquired under the Acquisition
"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"Directors"	directors of the Company
"Disposal Agreement"	the agreement between Shanghai Medical Group and SI Pharmaceutical in relation to the sale and purchase of the Equity Interest dated 21st April, 2005
"Disposal"	the proposed disposal of the Equity Interest by SI Pharmaceutical pursuant to the Disposal Agreement
"Disposal Conditions"	the conditions which must be fulfilled before the Disposal Agreement takes effect
"Equity Interest"	an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical to be disposed of under the Disposal
"Group"	the Company and its subsidiaries
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	An independent committee of the board of Directors comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis
"Independent Third Parties"	parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Medical Instruments"	上海醫療器械股份有限公司 (Shanghai Medical Instruments Co., Ltd.), a joint stock limited liability company established under the laws of the PRC in which SI United holds a 59% shareholding; Shanghai Medical Group holds a 40% shareholding and two Independent Third Parties together hold 1% shareholding
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Medical Group"	上海醫藥集團有限公司 (Shanghai Medical Group Co., Ltd.*), a limited liability company established under the laws of the PRC
"Shanghai Medical I&E"	上海醫藥進出口公司 (Shanghai Medical I&E Co.*), a limited liability company established under the laws of the PRC
"Shanghai Sunve"	上海三維有限公司 (Shanghai Sunve Co., Ltd.*), a company established under the laws of the PRC
"Shareholder(s)"	holder(s) of the share(s) in the capital of the Company
"SI Pharmaceutical"	S.I. Pharmaceutical Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SI United"	上海實業聯合集團股份有限公司 (Shanghai Industrial United Holdings Co., Ltd.), a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sunve Pharmaceutical"	上海三維製藥有限公司 (Shanghai Sunve Pharmaceutical Co., Ltd.), a sino-foreign equity joint venture limited liability company established under the laws of PRC and owned by SI Pharmaceutical as to 48%, by Shanghai Sunve as to 49% and by Shanghai Medical I&E as to 3%

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.06 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wang Mei Ling, Marina
Company Secretary

Hong Kong, 21st April, 2005

* The English name is an informal English translation of its official Chinese name.



Legal & General Notices

NOTICE

HCCW235/2005

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE COMPANIES (WINDING-UP) CASE NO. 235 OF 2005

IN THE MATTER OF SINOPLAN ENGINEERING LIMITED (Company number 693270)

and

IN THE MATTER OF Section 177 of the COMPANIES ORDINANCE, CHAPTER 32

Notice is hereby given that a petition for the winding up of the above-named company by the High Court of Hong Kong was, on the 21st day of March 2005, presented to the said court by Polylion Limited whose registered office is situate at 12th Floor, No. 419 Hennessy Road, Wanchai, Hong Kong. And that said petition is directed to be heard before the court at 9:30 a.m. on the 25th day of May 2005; and any creditor or contributory of the said company desirous to support or oppose the making of an order on the said petition may appear at the time of hearing by himself or his counsel for that purpose; and a copy of the petition will be furnished to any creditor or contributory of the said company requiring the same by the undersigned on payment of the regulated charge for the same.

PANSY LEUNG TANG & CHUA
Solicitors for the Petitioner
21st Floor, Regent Centre,
88 Queen's Road Central,
Hong Kong
(Ref: 68/LKK/1172-04)

NOTE – Any person who intends to appear on the hearing of the said petition must serve on or send by post to the above-named, notice in writing of his intention so to do. The notice must state the name and address of the person, or, if a firm, the name and address of the firm, and must be signed by the person or firm, or his or their solicitors (if any), and must be served, or if posted, must be sent by post in sufficient time to reach the above-named not later than 6 o'clock in the afternoon of the 24th day of May 2005.

NOTICE OF TRANSFER OF BUSINESS

In pursuance of Sections 4 and 5 of the Transfer of Businesses (Protection of Creditors) Ordinance (Cap.49) of the laws of Hong Kong

NOTICE IS HEREBY GIVEN that DFK Trading Corporation Limited, whose registered office is at 20/F Prosperity House, 8 Duddell Street, Hong Kong (the "Transferor"), carrying on a business of trading and brokering in textile fabrics (the "Business") at Suites 2510/2511, 25/F, Tower 2, Metroplaza, 223 Hing Fong Road, Kwai Chung, Hong Kong under the name of DFK Trading Corporation Limited, DFK, [illegible] DFK Trading Corp Ltd [illegible] agreed to transfer the Business, including the goodwill thereof, as a going concern to DFK International Limited whose registered office is at 20/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong (the "Transferee").

Subject to satisfaction of the conditions of the agreement for sale and purchase of the Business, including the goodwill thereof, dated as of 22nd November, 2004 (the "Agreement") and the Agreement not being terminated in accordance with its terms, the date of transfer of the Business is 3rd June, 2005.

The Transferee intends to carry on the Business as a going concern in succession to the Transferor under the name of DFK International Limited at Suites 2510/2511, 25/F, Tower 2, Metroplaza, 223 Hing Fong Road, Kwai Chung, Hong Kong.

All debts, liabilities and obligations of the Business incurred by the Transferor up to and including the date of the transfer shall be borne and paid by the Transferor absolutely.

NOTICE IS ALSO HEREBY GIVEN that at the expiration of one month after the date of publication of this Notice, the liability of the Transferee for all the debts, liabilities and obligations arising out of the carrying on of the Business by the Transferor shall cease by virtue of the provisions of the Transfer of Businesses (Protection of Creditors) Ordinance unless proceedings are instituted prior to such expiration.

THIS NOTICE supersedes and replaces the Notice of Transfer of Business previously published by the Transferor and the Transferee dated 21st January, 2005.

Dated 22nd April, 2005

DFK TRADING CORPORATION LIMITED
Transferor

DFK INTERNATIONAL LIMITED
Transferee

THE COMPANIES ORDINANCE (CHAPTER 32)

IN THE MATTER OF ZANON HONG KONG LIMITED (In Members' Voluntary Liquidation)

NOTICE TO CREDITORS

NOTICE IS HEREBY GIVEN that the creditors of the abovenamed Company, which is being voluntarily wound up, are required on or before May 21, 2005 to send in their names, addresses and full particulars of their debts or claims to the undersigned, Liquidator of the said Company at Unit 705-706, 7/Fl., Remington Centre, 23 Hung To Road, Kwun Tong, Kowloon, Hong Kong, and if so required by notice in writing from the Liquidator, are personally or by their solicitors to come in and prove their debts or claims at such time and place as specified in such notice, or in default thereof they will be excluded from the benefit of any distribution before such debts are proved.

Dated this 22nd April of 2005

LEGUIJT Jan-AB
Liquidator
Unit 705-706, 7/Fl., Remington Centre,
23 Hung To Road, Kwun Tong, Kowloon,
Hong Kong

LORD WILSON HERITAGE TRUST GRANT

Applications are now invited for grant from the Lord Wilson Heritage Trust.

Grants are allocated for the promotion of the objectives of the Trust to preserve and conserve the human heritage of Hong Kong. Over the past years, grants have been allocated to individuals and organisations for carrying out projects to foster public awareness of heritage preservation.

Application forms and guidelines for applicants are obtainable in person from the following places or by mail with a self-addressed and stamped envelope (25 cm x 17 cm) from the Secretariat of the Trust:

(a) Lord Wilson Heritage Trust Secretariat
Home Affairs Bureau, 41/F, Revenue Tower
5 Gloucester Road, Wanchai
Hong Kong

(b) Antiquities and Monuments Office
136 Nathan Road
Tsim Sha Tsui
Kowloon

(c) Public Enquiry Services Centres, District Offices
Home Affairs Department

Application form and guidelines can also be downloaded from the following websites:

http://www.lordwilson-heritagetrust.org.hk/app/index.htm for English version; and
http://www.lordwilson-heritagetrust.org.hk/chi/app/index.htm for Chinese version.

Applications, attaching all the required documents and materials, should reach the Secretariat of the Trust on the prescribed form on or before 23 May 2005.

The Trust reserves the absolute right to approve or reject an application. For further information, please call the Secretariat during office hours at 2594 5628 (Ms Moly WONG).

SHUN TAK
SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

2004 AUDITED CONSOLIDATED RESULTS

GROUP RESULTS

The Group's audited profit attributable to shareholders for the year ended 31 December 2004 amounted to HK$503.2 million, an increase of 53.8% over 2003 profits of HK$327.2 million. Basic earnings per share were HK 24.8 cents (2003: HK 16.8 cents).

DIVIDENDS

A final dividend of HK 6.5 cents per share (2003: HK 3.5 cents) has been proposed. In addition to the interim dividend of HK 4.5 cents per share previously paid (2003: HK 1.5 cents), the total dividends for the year amounted to HK 11.0 cents per share (2003: HK 5.0 cents).

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2004

	Notes	2004 HK$million	2003 HK$million
Turnover	2	3,749.1	5,151.3
Other revenues		100.6	46.5
Other income		105.4	22.2
		3,955.1	5,220.0
Cost of properties sold		(1,305.6)	(3,296.4)
Other operating costs		(1,763.8)	(1,559.1)
Operating profit	2, 3	885.7	364.5
Finance costs	4	(12.9)	(40.0)
Net investment loss	5	(48.5)	(38.2)
Share of results of associates		86.2	42.3
Share of results of jointly controlled entities		(0.6)	(7.6)
Profit before taxation		909.9	321.0
Taxation	6	(84.9)	(21.6)
Profit after taxation		825.0	299.4
Minority interests		(321.8)	27.8
Profit attributable to shareholders		503.2	327.2
Dividends		231.3	97.1
Earnings per share (HK cents)	7		
- basic		24.8	16.8
- diluted		23.8	16.7
Dividends per share (HK cents)		11.0	5.0

NOTES:

1. **Basis of preparation**

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention as modified by the revaluation of investment properties, certain fixed assets and investments.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new HKFRSs) which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Segment information**

	Turnover 2004 HK$million	Turnover 2003 HK$million	Operating profit 2004 HK$million	Operating profit 2003 HK$million
By business segment:				
Transportation	1,577.3	1,273.3	243.2	49.0
Property	1,895.5	3,741.4	550.3	374.5
Hospitality	153.1	119.2	19.6	6.5
Investment & others	123.2	17.4	121.6	4.8
	3,749.1	5,151.3	934.7	434.8
Unallocated net expenses			(49.0)	(70.3)
			885.7	364.5
By geographical segment:				
Hong Kong	2,785.3	4,455.0	601.3	290.1
Macau	843.7	609.6	267.3	65.3
Others	120.1	86.7	17.1	9.1
	3,749.1	5,151.3	885.7	364.5

3. **Operating profit**

	2004 HK$million	2003 HK$million
After crediting:		
Interest income	27.0	19.0
Less: Amount capitalised in properties under development	—	(6.5)
	27.0	12.5
Rental income from investment properties	118.9	108.4
Less: Outgoings	(3.6)	(2.6)
	115.3	105.8
Dividends from investments	120.8	17.2
After charging:		
Cost of inventories	1,692.9	3,593.1
Amortisation and depreciation	153.1	153.7

4. **Finance costs**

	2004 HK$million	2003 HK$million
Total finance costs incurred	14.4	77.0
Less: Amount capitalised in properties under development	(1.5)	(37.0)
Total finance costs expensed during the year	12.9	40.0

5. **Net investment loss**

	2004 HK$million	2003 HK$million
Impairment loss on goodwill of subsidiaries	34.7	2.0
Impairment loss on goodwill of a jointly controlled entity	1.1	65.9
Impairment loss on investments	12.7	—
Profit on disposal of a subsidiary	—	(29.7)
	48.5	38.2

6. **Taxation**

Hong Kong profits tax is provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

	2004 HK$million	2003 HK$million
Company and subsidiaries		
Hong Kong profits tax	55.6	6.1
Overseas tax	4.8	5.0
Deferred tax	13.9	5.4
Share of taxation		
Associates	8.8	2.8
Jointly controlled entities	1.8	2.3
	84.9	21.6

7. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$503.2 million (2003: HK$327.2 million) and the weighted average number of 2,027,033,564 shares (2003: 1,942,433,910 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$503.2 million (2003: HK$327.2 million) and the weighted average number of 2,115,339,365 shares (2003: 1,955,136,107 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

BUSINESS REVIEW

Transportation

Shun Tak-China Travel Shipping Investments Ltd. (STCTS), operating under the name TurboJET with a fleet of 31 vessels, is one of the largest high-speed ferry operators in Asia. It is the only operator providing 24-hour ferry services between Hong Kong and Macau. STCTS maintained its market leadership on its Hong Kong-Macau route during the year, while extending passenger service in new directions.

For the year ended 31 December 2004, with over 10 million passengers carried by STCTS, the transportation division recorded a significant increase in its operating profit to HK$243.2 million (2003: HK$49 million) despite the sharp rise in the price of fuel. The rebound in visitors to Macau following the recovery from SARS and relaxation of travel restrictions on mainland China's individual travelers since mid-2003 contributed to the record passenger volume on TurboJET's Hong Kong Island-Macau and Shenzhen-Macau routes. Passenger volume increased by 14% on the Hong Kong Island-Macau route during the year and the Shenzhen-Macau route achieved a 132% growth over 2003.

TurboJET Sea Express service, the transportation division's new ferry service between Hong Kong International Airport (HKIA) and key Pearl River Delta destinations launched in late 2003, enabled the Group's shipping operation to capture a wider and more diverse international traveler base. The TurboJET Sea Express service originates from the SkyPier cross-boundary passenger ferry terminal at HKIA and enables passengers to transit conveniently without going through Hong Kong customs and immigration formalities. The service has been well received by international travelers and recorded an encouraging growth in passengers on all routes in 2004.

Hospitality

The Group's hospitality division reported an impressive increase in operating profit to HK$19.6 million (2003: HK$6.5 million) for the year ended 31 December 2004. This was mainly due to the rebound in visitors to Macau after SARS and the relaxation of travel restrictions on individual travelers from mainland China.

For the year ended 31 December 2004, the number of visitors to Macau increased 40% year-on-year, to approximately 16.6 million people. With relaxed travel restrictions on individual travelers from major cities in mainland China (including Guangzhou, Shanghai and Beijing), visitor arrivals to Macau from mainland China reached 9.5 million in 2004, a dramatic increase of 66% year-on-year. The opening of new leisure and entertainment venues in Macau also helped to attract more tourists in 2004.

As a result of the surge in visitors to Macau, the Group's 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported increases in profit for the year. The two hotels also recorded improved average room rates and occupancy rates during the year. Mandarin recorded a 4% increase in average room rate and an 18% increase in occupancy rate, as compared with last year. Westin also recorded a 7% increase in average room rate and a 7% increase in occupancy rate over 2003.

Under the Group's management, Macau Tower Convention & Entertainment Centre (Macau Tower) has become a prominent landmark for tourists and a popular venue for major public events, conventions and banquets in Macau. In 2004, Macau Tower recorded a year-on-year increase in visitors of approximately 21% with over 2 million visitors since its opening. In July 2004, a public opinion survey cited Macau Tower as the most favored tourist spot by visitors to Macau. The survey was part of the "Macau Welcomes You" campaign sponsored by the Macau SAR Government. To meet the increasing demand for high-quality banquet facilities in Macau, Macau Tower opened a new ballroom in December 2004 which offers the largest capacity for this type of facility in Macau.

The Group owns an 11.48% effective interest in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Final ordinary dividends for 2002 and 2003 declared by STDM in 2004 amounted to HK$115.5 million. An interim dividend from STDM for 2002 of HK$16.8 million was recognized by the Group in 2003. Taking this into account, the Group's dividend income from STDM would record an increase of 28.4% to HK$74.4 million in 2004 (2003: HK$57.9 million). STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. (SJM), one of the three gaming concessionaires granted a concession in 2002 by the Macau SAR Government to operate casinos in Macau.

Property

The property division contributed significant earnings and cash inflow to the Group with the popularity of its major residential developments, The Belcher's and Liberté. For the year ended 31 December 2004, the property division reported an operating profit of HK$550.3 million (2003: HK$374.5 million). The increase is mainly due to the improvement in profit margin recognized from sales of residential units in The Belcher's following the strong revival of the property market, notwithstanding the reduced revenue from sales of the remaining units for The Belcher's and Liberté during the year. The profit included a HK$88.2 million gain on conversion of convertible guarantee bonds issued in 1999 primarily to finance the land premium and redevelopment cost of Liberté.

In Macau, all saleable units of Nova Taipa Gardens Phase I, comprising 13 residential blocks, were sold as at 31 December 2004. Superstructure work of Phase II began in July 2004 and completion is scheduled in stages with the first 5 residential towers to be completed by 2006. Phase II comprises 13 luxury residential towers, a deluxe clubhouse and landscaped gardens of over 200,000 square feet. Pre-sale of Phase II residential units is scheduled for the second half of 2005. The associated company which owns the project disposed of its Phase IV development rights to one of the shareholders for a consideration of HK$200 million.

In Hong Kong, The Belcher's luxury development in Western Mid-Levels has been well received by the market and approximately 98% of saleable units were sold as at 31 December 2004. The Westwood, a large-scale modern commercial podium at The Belcher's, is the largest shopping complex in the Western Mid-Levels. During the year, both The Westwood and Liberté Place, the shopping centre at Liberté, generated satisfactory rental and management income for the Group.

The Group's property management division provides quality services for a diversified range of multi-functional residential, commercial and industrial properties, representing a portfolio of more than 10 million square feet in Hong Kong and Macau. Properties under the division's management include Liberté, The Belcher's, The Westwood and Liberté Place in Hong Kong, and Nova Taipa Gardens Phase I, the Macau Tower and Shun Tak House in Macau.

RECENT DEVELOPMENTS AND PROSPECTS

The Group is optimistic about the future growth in tourism and related economic activities in the Pearl River Delta region, particularly in Macau.

With the innovative services provided by TurboJET Sea Express, the transportation division has created a strategic Pearl River Delta platform to meet the demand of regional sea and air travelers. By linking major international airports in the Delta, the service enables the division to capture a more diversified and international traveler base and thereby enhances opportunities for revenue and business growth in the future.

In November 2004, the Group agreed to acquire the development rights of a prime property site adjacent to the Macau Tower at Nam Van for a consideration of HK$1,500 million to be satisfied as to HK$750 million in cash from internal financial resources of the Group and as to the balance by the issue of 148,883,374 new ordinary shares at the issue price of approximately HK$5.04 per share. This mixed-use property development site has a total developable gross floor area of not less than 2.7 million square feet for residential, commercial, retail and hotel uses. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the development complex will be leased to SJM for operation of a casino. The Group also plans to develop a site located in Taipa with a total developable gross floor area of over 2.1 million square feet with a hotel and associated facilities. The development rights of the site were acquired in 2002 and are owned as to 80% by the Group and 20% by STDM. The board believes that these developments will further strengthen the leading position of the Group in the Macau property and hospitality sectors.

In order to accommodate a greater variety of activities for its guests, the hospitality division plans an extension of its facilities at the Westin Resort Macau subject to government approval. The extension will include a spa centre, banquet hall, seafront villas and restaurant. In December 2004, the Macau SAR Government granted approval for the preliminary plan of the spa.

During the year, property sales generated significant cashflow for the Group with a net cash surplus of approximately HK$2.6 billion as at 31 December 2004. The Group's financial position was further strengthened with the full conversion of convertible bonds by July 2004. To capitalize on its solid financial position and established transportation and hospitality networks, the Group will continue to pursue investment opportunities that are synergistic with its core businesses and offer long-term growth potential, particularly in Macau. The Group is committed to achieve continued business growth and is confident that it will benefit from Macau's transformation into a world-class leisure, entertainment and convention destination.

Financial Review

Liquidity, Financial Resources and Capital Structure

The bank balances and deposits amounted to HK$3,873 million at 31 December 2004, representing a substantial increase of HK$2,259 million from last year end date.

At 31 December 2004, total loan facilities and other financing available to the Group amounted to HK$5,038 million, of which HK$3,753 million remained undrawn. The facilities outstanding at the year end comprised HK$1,280 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2004 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
61%	11%	28%	100%

Based on a net cash surplus of HK$2,588 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' fund) was nil (2003: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the year, 127,390,540 and 10,201,790 new shares were issued upon conversion of the convertible guaranteed bonds and exercise of share options respectively.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$515 million (2003: HK$567 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

Closure of Register of Members

The Register of Members will be closed from Thursday, 9 June 2005 to Tuesday, 14 June 2005, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Wednesday, 8 June 2005.

Code of Best Practices

In the opinion of the Directors, the Company has complied with the Code of Best Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company.

The accounts for the year have been reviewed by the Audit Committee. The Audit Committee was established in March 1999. The members of the Audit Committee are Mr. Robert Kwan (Chairman), Sir Roger Lobo, Mrs. Louise Mok and Mr. Norman Ho. The Audit Committee met twice during the financial year to consider the effectiveness of the systems of internal control and compliance, the nature and scope of audit reviews and the interim and annual reports.

Proposed Amendments to the Company's Articles of Association

In order to comply with the new Code on Corporate Governance Practices as contained in Appendix 14 to the Listing Rules, it is proposed that certain amendments be made to the Company's Articles of Association. A special resolution to give effect to the proposed amendments to the Company's Articles of Association will be proposed at the forthcoming Annual General Meeting of the Company. The proposed special resolution is to be published in the notice of the Annual General Meeting and particulars of the proposed amendments will be set out in a circular to be dispatched to the shareholders of the Company in due course.

Purchase, Sale and Redemption of Listed Securities

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2004.

Publication of Further Information

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

2005 Annual General Meeting

It is proposed that the 2005 Annual General Meeting of the Company will be held on Tuesday, 14 June 2005. A notice of Annual General Meeting will be published in the newspapers and will be dispatched to the shareholders of the Company accordingly.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 21 April 2005

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the independent non-executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liabilities)
(Stock Code: 363)

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Shanghai Industrial Holdings Limited ("the Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st December 2004, together with comparative figures in 2003, as follows:

	Notes	2004 HK$'000	2003 HK$'000
Turnover	2	3,428,939	2,825,978
Cost of sales		(1,505,051)	(1,194,490)
Gross profit		1,923,888	1,631,488
Investment income		233,570	309,113
Other operating income		31,127	58,870
Distribution costs		(741,799)	(530,178)
Administrative expenses		(398,984)	(301,561)
Other operating expenses		(144,532)	(34,971)
Profit from operations		903,270	1,132,761
Finance costs		(19,317)	(31,001)
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		698,523	278,059
Share of results of jointly controlled entities		94,451	172,635
Share of results of associates		284,729	161,537
Allowance for amount due from a jointly controlled entity		(33,376)	(67,337)
Impairment losses recognised in respect of interests in an associate and jointly controlled entities and goodwill relating to a subsidiary		(191,232)	—
Profit from ordinary activities before taxation		1,737,048	1,646,654
Taxation		(231,979)	(241,904)
Profit before minority interests		1,505,069	1,404,750
Minority interests		(122,009)	(145,584)
Profit for the year		1,383,060	1,259,166
Dividends		495,067	451,112
Earnings per share			
Basic		HK$1.45	HK$1.34
Diluted		HK$1.43	HK$1.33

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements of the Group have been prepared in accordance with the Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Institute of Certified Public Accountants that are generally accepted in Hong Kong. The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

In the opinion of the directors, the accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003, except for the adoption of SSAP 36 "Agriculture" which became effective 1 January 2004. [illegible]

2. SEGMENT INFORMATION [illegible]

3. PROFIT FROM OPERATIONS [illegible]

4. TAXATION [illegible]

5. DIVIDENDS [illegible]

6. EARNINGS PER SHARE [illegible]

[illegible]

HIGHLIGHTS

- Consolidated profit amounted to HK$1,383.06 million, an increase of 9.8 percent over last year, which is the highest profit level since the Group was listed in May 1996. Earnings per share were HK$1.45.
- The Group secured a total of seven water services and toll road acquisition projects, involving a total investment of more than HK$1.6 billion.
- The acquisition of a 56.63 percent controlling stake in SI United was completed. The Group's pharmaceutical acquisition projects during the year involved an investment of about HK$900 million.
- The success of the dual listings of SMIC on the United States and Hong Kong stock markets in March 2004 brought in significant exceptional profits for the Group.
- The Directors have recommended a final dividend of HK35 cents per share to shareholders. The total dividend for the year amountd to HK55 cents per share. The dividend payout ratio is 37.9 percent.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS

The audited consolidated profit of the Group for the year ended 31st December 2004 amounted to HK$1,383.06 million, an increase of 9.8 percent over 2003. This represents the highest profit level achieved by the Group since its listing in May 1996. The healthy financial position of the Group has presented excellent potential for its future development. As at 31st December 2004, total net asset value amounted to HK$15,617.46 million, and net cash in hand was HK$3,709.55 million.

During the year, the Group faced enormous difficulties and challenges. As a result of the disposal of its entire investment in fixed-return elevated highway projects, the Group came short of HK$700 million in fixed income, putting immense pressure on the Group's profit structure for the year. However, with continued efforts by the management and all staff members as well as strategic operations from each business unit, the Group achieved encouraging results during the year. Steady growth in the consumer products segment has provided strong financial support for the Group and to the continued development of the Group's infrastructure and medicine business segments. The success of the dual listings of Semiconductor Manufacturing International Corporation ("SMIC") on the United States and Hong Kong stock markets in March 2004 also brought in significant exceptional profits for the Group.

To focus on the development of the Group's core segments and businesses, the following measures were implemented during the year:

- Increasing the scale of investments in, and operation of, water services and establishing a strong foundation for the Group's earning potential.

  During the year, maximizing on the excellent opportunities offered by the opening of water services to the market in Mainland China, the Group focused on the expansion of its water services business. Despite strong competitions, the Group won contracts for water supply and sewage treatment services in five mainland cities. These projects will generate a capacity of approximately 2.8 million tonnes of water supply and sewage treatment with a total investment of RMB1.435 billion. General Water of China Co., Ltd. ("GWC") is one of the fastest-growing enterprises of its kind in Mainland China. With the substantial growth of China's economy and the unprecedented pace of urban development in the mainland, demand for water supplies and sewage treatment has been rising sharply. Combined with resultant price increases across the country, prospects for the water services market are bright.

- Accelerating the development of toll road business in the Yangtze River Delta and improving operation to generate higher profits

  The Group allocated a total of RMB2 billion for the acquisition of the franchise for the Shanghai-Nanjing Expressway (Shanghai Section). Our management team stepped in the business operations of the project, resulting in a steady improvement of its performance. The company has further been granted with tax incentives of full waiver and 50 percent deduction in two successive five-year periods respectively which also contributed to a positive operating environment. In November 2004, the Group invested RMB285 million to purchase a 30 percent stake in the Yongjin Expressway (Jinhua Section) in the Zhejiang province. The Yongjin Expressway is part of the national highway network and a major transport channel, linking the port of Ningbo with the road networks of central and western Zhejiang, and the Anhui and Jiangxi provinces. With its strategic geographical position, we are confident that the project will generate a favourable return on investment and become a new and reliable source of profit for the Group.

- Restructuring the medical platform to enable further mergers and acquisitions in the pharmaceutical industry

  Over a period of 17 months, the Group successfully developed financing channels in the mainland capital market. First, it privatized SIIC Medical Science and Technology (Group) Limited, formerly listed in the Growth Enterprise Market in Hong Kong; then it acquired a 56.63 percent share of Shanghai Industrial United Holding Co., Ltd. ("SI United"), listed in the A-share market of Shanghai Stock Exchange, with the permission of the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Commerce and the China Securities Regulatory Commission. This restructuring enabled the consolidation of the Group's and our parent group's medicine businesses into a single investment and operations platform. This further improved the structure of the business, creating a favourable environment for the next round of enterprise restructuring, acquisitions and mergers.

- Effectively pursuing a strategy of asset operation to boost profit growth

  During the year, the Group effectively pursued a strategy of asset operation, achieving remarkable results. SMIC was listed in March 2004 and provided the Group with exceptional profits of approximately HK$632 million for the financial year. Meanwhile, our asset operation strategy has enabled other strategic investments, including Ctrip.com International Ltd. and China Netcom Corporation Ltd., increasing the Group's capital value and driving profit growth.

- Divesting non-core business projects and improving the Group's business structure

  The Group divested its department retail business in 2003, followed by an orderly retreat from investments in logistics and related businesses during the year releasing a cash income of approximately HK$275.61 million. While maintaining overall profit levels, we will continue to divest non-core investments and focus our resources on improving business structure.

In recent years, the Group has been able to pursue its strategy of combining business and asset operations in a more effective manner. This has contributed to our strong results, further boosting our market value and profits.

Infrastructure facilities

The Group's infrastructure facilities business was established in 1996. Over these years, the focus has expanded from toll roads to water services and port facilities, and infrastructure has become one of the Group's core businesses. In 2004, the infrastructure facilities business recorded a net profit of around HK$156.13 million, representing 18.1 percent of the Group's net profit, excluding the exceptional profit from the listing of SMIC and net corporate expenses.

At the end of 2003, the Group formed a joint venture, GWC, with China Energy Conservation Investment Corporation ("CECIC"), thereby entering the water services market on the mainland. During the past year, GWC has rapidly secured a total of six water services projects, in Xiangtan, Hunan Province; Bengbu, Anhui Province; Xiamen, Chongqing and Huzhou, Zhejiang Province, representing a total investment of RMB1,435 million with a daily capacity of 2.07 million tonnes of water supply and 700,000 tonnes of sewage treatment. Among these, the two joint venture formed by GWC and Xiamen Water Services Group Limited 廈門水務集團有限公司 at the end of last year are regarded as the most significant water asset acquisition projects on the mainland in 2004. Xiamen GWC Water Supply Limited 廈門水務中環製水有限公司 has total assets of around RMB340 million, and net assets of RMB270 million, with a daily water supply capacity of 995,000 tonnes. Xiamen GWC Sewage Treatment Limited 廈門水務中環污水處理有限公司 has total assets of around RMB850 million, and net assets of around RMB830 million, with a daily sewage treatment capacity of 559,000 tonnes.

The Group aims to become one of the most important providers of water services in China. We will fully explore development opportunities and take advantage of government policies that promote this market. By demonstrating the Group's and CECIC's competitive advantages in capital, technology and management, we can further expand the scale of our water supply, sewage treatment and pipeline network.

The Shanghai-Nanjing Expressway (Shanghai Section) Project is a toll road business wholly owned by the Group. The Shanghai-Nanjing Expressway is divided into two sections (Shanghai and Jiangsu). The Shanghai section, 26 kilometres long, has some of the heaviest traffic in the Yangtze River Delta. During the year, despite expansion works and restricted truck entry on the Jiangsu section, the Shanghai section maintained a good rate of growth. Toll revenue reached RMB210 million, representing a 16 percent increase over the previous year. Daily exit traffic reached 42,677 vehicles. The tax incentive of full waiver and 50 percent reduction in two successive five-year periods respectively also contributed to a positive operating environment. As rapid economic development of the Yangtze Delta region and the spread of conurbations have led to a continuous increase in traffic volume, two lanes in each direction on the Shanghai section are no longer adequate. To meet the higher demand, the Group has carried out full preliminary work on expanding the section to four lanes in the latter half of 2004. Construction is expected to begin in the latter half of 2005. Both vehicle flow and toll revenue are expected to improve on completion of the project.

Jinhua Jinyong Expressway Construction & Investment Co., Ltd. 金華市金甬高速公路建設投資有限公司 ("Jinyong Construction") enjoys operating rights for Jinyong Expressway (Jinhua section). The expressway, 185 kilometres long, is divided into the Jinhua, Shaoxing and Ningbo sections. The Jinhua section is approximately 70 kilometres in length. Construction started in 2002, involving a total investment of around RMB2.86 billion. Foundation work has been completed, and road surface paving has been underway.

Medicine Business

During the year the Group's medicine business saw good performance overall. Sales during the year (not taken into account of the results of SI United) amounted to around HK$1,283.62 million, a 13.8 percent increase over the previous year. Net profit reached HK$154.92 million, a 17[illegible] percent increase over the previous year, representing 17.9 percent of the Group's net profit excluding exceptional profit from the listing of SMIC and net corporate expenses.

The acquisition of a 56.63 percent stake in SI United was completed in December 2004. The company's business performance was included in the Group's accounts from the beginning of 2005. During the year, SI United pursued an aggressive expansion policy and spent RMB127.57 million in August to acquire a 51-percent stake in Guangdong Techpool Biochem. Pharma. Co. Ltd. ("Guangdong Techpool"). Guangdong Techpool is one of the largest mainland manufacturers of urine protein products, and one of the leading Heparin manufacturers in China. Its major product Ulinastatin earned sales of RMB104 million in 2004 and is now the Group's five leading products.

The mainland pharmaceutical industry is experiencing an intensive period of mergers, acquisitions and reorganization. During the year, the Group's pharmaceutical acquisition projects (including SI United) involved an investment of about RMB1 billion. To accelerate development of its pharmaceutical business, the Group is committed to acquire projects whose strength lies in the areas of scale, brand strength and competitiveness.

The Group's Chinese medicine products saw good overall sales. "Dengfeng" Shen Mai Injection and "Dengfeng" Dan Shen Injection, prescription medicines for cardiovascular diseases, and "Dinglu" Xinhuang Tablets, an anti-bacterial, anti-inflammatory and pain control medicine, recorded sales growth over the previous year of 11.8 percent, 12.8 percent and 23 percent respectively. The newly acquired "Cang Song" Rupixiao Tablets, a major product by Liaoning Herbapex Pharmaceutical (Group) Company Limited, used for cystic hyperplasia of the breast, recorded sales of RMB109 million at year-end, an increase of 31.3 percent over the previous period.

In the health food category, "Qingchunbao" Beauty Capsules and "Qingchunbao" York Zhen Tablets have seen a continuous increase in sales since their market launch. Revenue reached RMB90.68 million and RMB20.69 million respectively, representing increases of 27.8 percent and 133.6 percent over the previous year.

Apart from Chinese medicines, producing and marketing biomedicine captures competitive edge in China's pharmaceutical industry as well. The Group also makes it a major development focus of its pharmaceutical business. H101, a new drug for treating head and neck tumours, has completed Phase III clinical trials. In November 2004, it was certified by the State Food and Drug Administration panel, and is currently awaiting approval for State Category I New Drug Certification. Last year, Shanghai Alliance Investment Ltd. acquired an 18.6 percent stake in Shanghai Sunway Biotech Co., Ltd. for US$10.8 million, adding to the Group's capital growth.

"Kai Li Kang", a State Category I New Drug owned by Guangdong Techpool, mainly used to treat hypertension and occlusion of cerebral and surrounding blood vessels, has completed Phase III clinical trials and is expected to be on the market by the second half of 2005.

Recombinant Mutant Human Tumor Necrosis Factor for Injection "注射用重組變構人腫瘤壞死因子" (TNF), jointly developed by Changzhou Pharmaceutical Company Limited 常州藥業股份有限公司 with the PLA Second Military Medical University, is a State Category I New Drug. This is a complementary drug for clinical treatment of malicious tumours, and has now gone into the commercialization stage.

Consumer Products and Information Technology

The Group's consumer-related business covers a number of industry sectors. Among them, finished products mainly include tobacco, dairy and personal care products. Complementary products include printed materials, automobile parts, and semiconductors, which are complementary to high-tech electronic products. Besides consumer products, the Group also invests in information technology networks, providing information services to the public.

Last year, rapid growth of the mainland consumer market and Hong Kong's economic revival helped boost the Group's consumer product and information technology businesses, with a continuous healthy overall development trend. Net profit was RMB1,185.93 million, a 34.1 percent increase over the previous year, representing 64 percent of the Group's net profit, excluding exceptional profit from the listing of SMIC and net corporate expenses, and providing a solid foundation for profit growth.

The Group's tobacco business maintained high growth in 2004, with revenue of HK$1,726.58 million, a 44.1 percent increase over the previous year, and net profit of around HK$286.6 million, up 49 percent on the previous period.

In April 2004, expansion work began on Tuen Mun Warehouse Phase II in Hong Kong. Estimated total cost is around HK$130 million, and the cost of additional production facilities around HK$33.58 million. The project is expected to be completed and begin operation in 2005. This year marks the centenary of Nanyang Brothers Tobacco Company, Limited. The company has experienced continuous growth in the century with remarkable results since it was established.

Revenue generated by the core business of Bright Dairy and Food Co., Ltd. for the year 2004 was RMB6,785.68 million, an increase of 13.45 percent over the previous period, and net profit of RMB317.97 million, an increase of 12.6 percent. At year-end, sales outside Shanghai accounted for 71.5 percent of total dairy product sales, giving the company a firm base as a nationwide enterprise.

In 2004, China implemented macroeconomic regulations, while banks tightened automobile consumption credit. To a certain extent, these two factors curbed automobile demand. Consequently, inventory levels rose and price competition remained intense. In the face of market uncertainty, the Group's two associated companies engaged in the automobile and parts businesses both recorded negative growth. Sales for the year amounted to RMB6,378 million, and they contributed a net profit of RMB106.7 million to the Group, a drop of 28.8 percent compared with last year.

The printing business grew steadily in 2004. With a substantial increase in total sales, turnover for the year was HK$465.57 million, with a net profit of approximately HK$113.82 million, representing rises of 23.2 percent and 19.2 percent respectively over the previous year. The new 32,000-square-metre factory in Dongguan, Guangdong Province, with a total investment of HK$200 million, formally began operation during the year. The development in the mainland market has been highly successful, extending to the provincial capitals of Zhejiang, Henan, Sichuan, Hebei, Shanghai, Shandong, Guangxi and Shanxi. Several joint-venture plants have already been established in China.

The Group currently is the single largest shareholder in SMIC. In 2004, SMIC recorded a net profit of US$89.75 million, with sales volume of US$974.67 million, a surge of 166.4 percent over the previous year.

SHANGHAI YAOHUA PILKINGTON GLASS CO.,LTD.

(Incorporated in the People's Republic of China)

Public Announcement of the First Quarter Report 2005

Important prompt

The Board and directors of the Company commit that there is no false record or misleading statement or omission of material importance. The Board and directors will bear individual and joint responsibility to the authenticity, accuracy and completeness of its contents.

Independent Director Zhang Renwei was absent from the meeting and appointed Independent Director Guo Jian as his proxy to vote on his behalf.

Mr. Zhu Boan, the Chairman of the Company, Mr. Sun Dajian, the Chief Accountant of the Company, and Mr. Jiang Rongqiang, Financial Manager of the Company claim that the financial report of in the annual report is true and complete.

The quarter report is not audited.

Shanghai Yaohua Pilkington Glass Co., Ltd. ("the Company") published its first quarter results of 2005 in Shanghai Securities News today. The main contents are summarized as follows:

Major accounting data and financial indicators

	At the end of this reporting period	At the end of last year	+/- (%)
Total assets (RMB000)	3,812,554	3,196,513	19.27
Shareholders' equity (Minority interest excluded) (RMB 000)	2,053,477	1,913,340	7.32
Net assets per share (RMB/share)	2.81	2.62	7.25
Net assets per share after adjustment (RMB/share)	2.62	2.53	3.56
	During the reporting period	From the beginning of the year to the end of reporting period	+/- from the corresponding period of last year (%)
Net cash flow from operational activities	-38,941,356.51	-38,941,356.51	N/A
Earnings per share (RMB/share)	0.06	0.06	-27.71
Equity ratio (%)	2.15	2.15	No
Equity ratio after extraordinary gains/losses (%)	2.16	2.16	0.02 percentage points lower

Extraordinary gains/losses	Amount (RMB)
Non-operational gains/losses (net)	79,998.40
Influence of income tax	-7,697.86
Total	72,300.54

Income statement

	Consolidated Jan-Mar 2005	Parent Company Jan-Mar 2005	Consolidated Jan-Mar 2004	Parent Company Jan-Mar 2004
1. Income from main operation	433,294,439.93	237,295,143.93	359,296,177.11	223,499,680.91
Less: main operation cost	315,841,962.86	190,811,981.65	244,831,000.38	156,869,155.17
main operation taxes	46,237.33			
2. Profit from main operation	117,406,239.74	66,483,162.28	114,465,176.73	66,830,525.74
Plus: Profit from other operation	188,781.79	1,334,557.14	2,471,684.32	1,607,796.10
Operational expenses	24,499,786.44	20,430,504.65	23,570,078.33	21,033,131.61
Administrative expenses	37,495,101.40	17,887,790.19	39,384,559.14	17,977,821.35
Financial expenses	6,634,124.00	476,589.99	5,695,310.85	720,235.99
3. Operation profit	48,966,009.69	29,002,830.37	48,286,914.75	28,787,113.49
Plus: Investment returns	9,208,928.84	19,520,694.34	-3,008,136.60	16,229,541.55
Subsidies			8,097.00	
Non-operating income	40,218.41		2,048.36	2,048.36
Less: Non-operating expenses	120,215.01	-36,615.60	564,534.09	
4. Total profit	58,094,938.13	48,560,140.41	56,740,862.62	44,999,703.40
Less: Income tax	6,778,689.31	4,355,916.93	4,833,460.69	4,306,374.28
Less: Minority's gains/losses	7,112,023.34		3,215,072.81	
5. Net profit	44,204,223.48	44,204,223.48	40,692,329.12	40,692,329.12

Explanation on changes to accounting policy, accounting estimation and scope of consolidation and significant accounting errors and reasons

The Company acquired 10% equity interests of Shanghai SYP Autoglass Co., Ltd. with total shareholding increased to 50%. The Company also had 50% shareholding in Shanghai SYP Kangqiao Autoglass Co., Ltd. Because the Company had actual control of these two subsidiaries, their results were consolidated. No other changes happen to the accounting policy, and accounting estimation, nor did any significant accounting errors take place.

Board of Directors
Shanghai Yaohua Pilkington Glass Co., Ltd.
22 April, 2005

Public Announcement of the Resolutions of the 9th Meeting of the 4th Board of Directors and the Convention of the Annual Shareholders General Meeting 2004

The Company and directors commit that the contents of the public announcement are true, correct and complete, and will bear joint responsibility to the false record or misleading statement or omission of material importance of the public announcement.

The 9th meeting of the fourth Board of Directors of Shanghai Yaohua Pilkington Glass Co. Ltd. ("the Company") was held in the head office of the Company in Shanghai on 20 April, 2005. Eleven of twelve directors attended the meeting. Independent director Zhang Renwei was absent from the meeting and appointed Independent Director Guo Jian to vote on his behalf and make independent comments. The Chairman of the Supervisory Committee and some senior managing staff also attended the meeting, which comply with related provisions in the Company Law and the Articles of Association of the Company. Mr. Zhu Boan, the Chairman of the Company, presided over the meeting. The following resolutions were adopted unanimously.

1. The Board considered and approved the Annual Report 2004 and its abstract;
2. The Board considered and approved the 1st Quarter Report 2005;
3. The Board considered and approved the Work Report of the Board for 2004;
4. The Board considered and approved the Final Accounts for 2004 and the Report on Annual Budget for 2005;
5. The Board considered and approved the Tentative Proposal of Profit Distribution for 2004;

According to the auditing report of Shanghai Certified Public Accountants, the consolidated net profit realized by the Company in 2003 is RMB 192.923.3 thousand while the net profit of the parent company reached RMB 195,235.9 thousand. After the allocation of the statutory surplus common reserve fund (10%), i.e. RMB 19,523.6 thousand, and the statutory welfare fund (5%), i.e. RMB 9,761.8 thousand in accordance with the related provision of the Company Law and the Articles of Association and the reserve fund and enterprise development fund of RMB 137 thousand respectively, deducting the payment of dividend of RMB 117,000 thousand, and with the addition of the retained profit at the end of 2003, i.e. RMB 346,272.2 thousand, the total amount of accumulated profit available for distribution is RMB 392,636.1 thousand. The accumulated retained profit as per IFRS reaches RMB 273,157.9 thousand. The Board proposed to allocate RMB 0.20 per share (tax inclusive) in cash to all shareholders based on the total capital of 731,250,082 at the end of 2004. The total cash dividends paid will amount to RMB 146,250 thousand. The remaining part will be carried forward for future appropriation.

There is no proposal of using capital surplus to enlarge share capital;

6. The Board approved to accrue provision for provision for fixed assets devaluation of RMB 6,398,853.73, provision for bad debts of RMB 7,099,237.28, provision for devaluation of inventories of RMB 2,838,757.26 in 2004 and to write off bad debts of RMB 15,924,474.80 for 2004 and previous years for the report to tax authorities.

7. The Board considered and approved the Proposal of Adjusting Director of the Company. Mr. Richard Holt, one of the existing directors of the Company, has submitted application to resign from the position of director due to his job move. The concerning shareholder has presented a letter to nominate Mr. Vittore De Leonibus as the candidate for director of the Company. The Board approved the proposal and decided to propose it for the consideration of the Shareholders General Meeting. (The curriculum vitae of the candidate is attached for reference.)

Independent director Guojian, Dai Jixiong, Gui Shuifa unanimously approved the resignation of Mr. Richard Holt and agreed to nominate Mr. Vittore De Leonibus as candidate for the director of the Company.

8. The Board considered and approved the Proposal of Amendments to the Articles of Association. (Please see the details on the website of Shanghai Securities Exchange www.sse.com.cn)
9. The Board considered and approved the Proposal of Amendments to the Rules of Procedure of Shareholders General Meeting. (Please see the details on the website of Shanghai Securities Exchange www.sse.com.cn)
10. The Board considered and approved the Proposal of Amendments to the Rules of Procedure of Board of Directors. (Please see the details on the website of Shanghai Securities Exchange www.sse.com.cn)
11. The Board considered and approved the Proposal of Extending Appointment of Shanghai Certified Public Accountants Co., Ltd. as domestic auditor and BDO International Certified Public Accountants as international auditor and deciding their annual payment;

All the above issues except for the first, the second, and the sixth shall be submitted for the approval the Shareholders General Meeting.

12. The Board considered and approved the Proposal of the Convention the Annual Shareholders' General Meeting 2004.

1) Basic information of the meeting
a) Meeting convener: The 4th Board of the Shanghai Yaohua Pilkington Glass Co., Ltd:
b) Time of the Meeting: 9:00 am, 9 June 2005 (Thursday)
c) Place of the Meeting: 100 Jiyang Road, Pudong New Area, Shanghai (Head office of the Company)
d) On-site voting
2) Agenda:
a) Considering the work report of the Board for 2004;
b) Considering the work report of the Supervisory Committee for 2004;
c) Considering the report on final accounts for 2004 and the financial budget for 2005;
d) Considering the tentative proposal of profit distribution for 2004;
e) Considering the proposal of adjusting director of the Company;
f) Considering the proposal of the amendment to the Articles of Association;
g) Considering the proposal of the amendment to the Rules of Procedure of Shareholders General Meeting;
h) Considering the proposal of the amendment to the Rules of Procedure of Board of Directors;
i) Considering the proposal of extending the appointment of public accountants and deciding the their annual payment.
3) Attendants:
a) Directors, supervisors and senior managing stuff of the Company;
b) A-share holders who registered at China Securities Clearing and Registration Corporation Shanghai Branch after the completion of trading on the afternoon of 24 May 2005 and B-shareholders who registered on 27 May 2005 (the last trading date of B-share is 25 May 2005).
c) Shareholders unable to attend the meeting in person can authorize proxies to attend the meeting and vote on their behalves.
4) Registration
a) Legal person shareholders are required to register by presenting certificate of legal person unit, letter of authorization from legal person, shareholding accounting cards and ID cards of the attendants;
b) Public shareholders are required to register by presenting ID cards and shareholding accounts cards. The proxies are required to register by presenting their own ID cards, letters of authorization, their clients' shareholding accounts cards and ID cards.
c) Registration date: 9:00 - 16:00, 1 June 2005
d) Place of registration: Shanghai Yaohua Pilkington Glass Co., Ltd.
5) Other issues
a) In accordance with relevant rules, no gift will be given to shareholders at the Annual Shareholders General Meeting 2004.
b) All attendants shall bear their own lodging and traveling expenses for the Meeting.
c) Contact details
Address of the Company: 100 Jiyang Road, Pudong New Area, Shanghai
Zip Code: 200126
Persons to contact: Ms. Jin Minli, Mr. Lu Fenghua

Board of Directors
Shanghai Yaohua Pilkington Glass Co., Ltd.
22 April 2005

Appendix 1

Letter of Authorization

I/We hereby authorize Mr./Ms. _____ to attend and vote on behalf/on our behalves at the Annual Shareholders' General Meeting for 2004 of Shanghai Yaohua Pilkington Glass Co., Ltd.

Client (Signature/Seal) __________ Proxy (Signature/Seal) __________
ID Card No. __________ ID Card No. __________
Account No. of the Client __________ Date of authorization __________
Amount of Shareholding __________ shares __________

Appendix 2:

Curriculum Vitae of director candidate

Vittore De Leonibus, male, born in May 1949, graduated in Mechanical Engineering with Honours. His previous positions include the Manager for the Production Planning Department in SIV, Group Leader in the Windshield Area in SIV, Assistant to the Managing Director of SIV, Engineering Director for SIV, Central Technical Director including Engineering For SIV Group, Central Director for Manufacturing and Technology Engineering Incl. Auto and Float, Engineering and R&D Director in Pilkington, Director for the Fiberglass and Mirrors of Pilkinton, European Automotive Director for Engineering of Pilkington. Currently he is the Vice President of Engineering, Building Products, Pilkington.

Public Announcement of the Resolutions of the 4th Meeting of the 4th Supervisory Committee

The 4th meeting of the 4th Supervisory Committee of Shanghai Yaohua Pilkington Glass Co. Ltd. ("the Company") was held at the head office of the Company on 20 April, 2005. All the six supervisors attended the meeting, which meet the provisions of the Company Law of the People's Republic of China, the Articles of Association of the Company and relevant laws and regulations. Mr. Long Wanli, the Chairman of the Supervisory Committee presided over the meeting. The following resolutions have been adopted unanimously after serious consideration.

1. The Supervisory Committee considered and approved the Annual Report for 2004 and its abstract;
2. The Supervisory Committee considered and approved the 1st Quarter Report for 2005;
3. The Supervisory Committee considered and approved the Work Report of the Supervisory Committee for 2004;
4. The Supervisory Committee considered and approved the report on accruing provisions for assets devaluation and assets write-off;

The above third issue shall be submitted for the consideration and approval of the Shareholders' General Meeting.

The Supervisory Committee believes that the provisions accrued for assets devaluation and assets write-off are practically necessary. It complies with the principle of conservative financial policy.

The Company is operated in strict accordance with the Company Law and Securities Law and the Articles of Association in a standardized way. The internal management system is further perfected. The directors and the management have not been found doing anything in violation of laws, regulations and the Articles of Association of the Company or against the interests of the Company when performing their duties.

The financial report of the Company for 2004 can reflect the operation status and operational results of the Company faithfully. The auditor's reports and comments issued by the public accountants are objective and fair.

Supervisory Committee
Shanghai Yaohua Pilkington Glass Co., Ltd.
22 April, 2005

Important prompt

The Board and directors of the Company commit that there is no false record or misleading statement or omission of material importance. The Board and directors will bear individual and joint responsibility to the authenticity, accuracy and completeness of its contents. This abstract comes from the annul report 2004. Please read fell contents of the annual report for details.

Independent Director Zhang Renwei was absent from the meeting and appointed Independent Director Guo Jian as his proxy to vote on his behalf.

Mr. Zhu Boan, the Chairman of the Company, Mr. Sun Dajian, the Chief Accountant of the Company, and Mr. Jiang Rongqiang, Financial Manager of the Company claim that the financial report of in the annual report is true and complete.

Shanghai Yaohua Pilkington Glass Co., Ltd. ("the Company") publishes its consolidated financial results for the year ended 31 December 2004 in Shanghai Securities News today. The financial results have been audited by Shanghai Certified Public Accountants as per Chinese Accounting Standard. The principal information disclosed in the financial statements are summarized as below:

RMB

	2004	2003	+/- (%)	2002 Adjusted	2002 Original
Income from main operations	1,660,400,820.64	1,185,066,253.29	40.11	1,083,521,358.12	1,083,521,358.12
Total profit	244,702,811.46	166,168,746.13	47.31	130,843,825.29	130,843,825.29
Net profit	192,923,280.00	133,524,457.12	44.49	118,812,406.64	118,512,406.64
Net profit after extraordinary gains/losses	191,910,855.00	131,700,457.46	45.72	109,372,169.41	109,372,169.41
	The end of 2004	The end of 2003	+/- (%)	The end of 2002 Adjusted	The end of 2002 Original
Total assets	3,194,312,613.21	2,426,124,427.91	31.75	2,078,643,828.19	2,078,643,828.19
Shareholders' equity (Minority interest excluded)	1,918,840,535.90	1,818,831,290.21	5.47	1,774,366,438.53	1,676,366,438.53
Net cash flow from operating activities	488,648,848.90	341,499,456.81	39.07	224,925,809.22	224,925,809.22

Major financial indicators

	2004	2003	+/- (%)	2002 Adjusted	2002 Original
Earnings per share (RMB/share)	0.264	0.274	-3.65	0.227	0.227
Equity ratio (%)	10.06	7.37	+2.71 percentage points	6.59	6.21
Equity ratio after extraordinary gains/losses (%)	10.06	7.35	+2.71 percentage points	6.36	5.99
Net cash flow from operating activities per share (RMB/share)	0.63	0.50	26.00	0.46	0.46
	The end of 2004	The end of 2003	+/- (%)	The end of 2002 Adjusted	The end of 2002 Original
Net assets per share (RMB/share)	2.62	3.71	-29.38	3.44	3.64
Net assets per share after adjustment (RMB/share)	2.53	3.54	-28.53	3.27	3.47

The BDO International Certified Public Accountants have been entrusted to audit the financial statement of the Company in conformity with the IFRS. The results are set out as below:

	Notes	2004 RMB '000	2003 RMB '000
Sales	3	1,660,346	1,185,066
Cost of sales		(1,153,577)	(831,444)
Gross profit		506,769	353,622
Other operating income	3	44,886	19,447
Distribution costs		(101,547)	(78,838)
Administrative expenses		(161,557)	(131,468)
Other operating expenses	4	(9,850)	(8,596)
Operating profit	5	278,701	154,167
Finance costs, net	7	(28,175)	(4,557)
Share of results of associates before tax	14	25,014	11,307
Profit before tax		275,540	160,917
Income tax expenses	8(a)	(34,469)	(22,130)
Profit before minority interests		241,071	138,787
Minority interests	28	(21,307)	(5,554)
Net profit		219,764	133,233
Proposed dividend	10	146,250	117,000
Earnings per share	9	RMB 0.301	RMB 0.273

IFRS Adjustments on the PRC statutory financial statements

	Net profit for the year ended 31 December 2004 RMB '000	Consolidated net assets as of 31 December 2004 RMB '000
As per PRC statutory financial statements	192,923	1,913,341
Impact of IFRS and other adjustments:		
Restatement of fixed assets in respect of payments made in foreign currencies	-	31,730
Provision for major furnace repairs	-	(31,500)
Overprovision for depreciation	(12,118)	-
Differences in amortization of spare parts for own use	6,963	-
Pre-operating expenses of subsidiaries	3,495	3,203
Written off debt unpayable	307	-
The negative difference between the investment cost and the fair value of the identifiable balance sheet	26,713	-
Others	1,481	-
As restated after IFRS and other adjustments	219,764	1,916,774

Board of Directors
Shanghai Yaohua Pilkington Glass Co., Ltd.
22 April, 2005

Announcement of 2004 Annual Results

Prospects

With access to local and overseas financing channels, our Shanghai background and competitive advantage on the mainland, as well as our solid business foundation, the Group has been able to serve as a bridge between markets in Mainland China, Hong Kong and overseas. It has further positioned itself to capitalize on a diverse array of opportunities by promoting cooperation between enterprises in China and abroad, developing overseas markets, and leveraging our advantages to attract foreign capital.

Looking forward, our aim is to strengthen our infrastructure and medical businesses, to enhance their competitive positions and to achieve major breakthroughs. Water services are the major components of our infrastructure segment. We will continue to increase our investment in this area, and to create a favourable environment for the rapid development of the business. In the toll road business, the Group will strive to acquire more highway projects in the Yangtze Delta area, strengthening our profit base in infrastructure facilities. In the medical arena, the Group's medical and pharmaceutical enterprises have maintained a leading position in the mainland, in particular, in the Chinese medicine sector. The Group is committed to acquiring enterprises whose core competitiveness lies in branded herbal and biotech medicines. We will also step up the restructuring of our internal resources in order to maintain our leading position in the pharmaceutical industry in Mainland China.

With full confidence in our development prospects, we will continue to consolidate our high-performing business units, establishing a solid foundation for our future growth. Meanwhile, we will capitalize on opportunities brought about by the restructuring of state-owned enterprises in the mainland, and will actively identify and acquire high growth potential companies that are compatible with our major businesses. We will take full advantage of our parent company's competitive position in the Shanghai area to create greater value for our shareholders, and to enjoy the impressive results brought about by the healthy development of the Group.

Cai Lai Xing
Chairman

Hong Kong, 21st April 2005

DIVIDENDS

The Directors have resolved to recommend the payment of a final dividend of HK35 cents per share for the year ended 31st December 2004. Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on 26th May 2005, the final dividend will be paid on 6th June 2004 to shareholders whose names appear on the register of members of the Company on 26th May 2005. Together with the interim dividend of HK20 cents per share, the total dividend for the year amounted to HK55 cents per share, representing an increase of 10 percent over last year. The dividend payout ratio is 37.9 percent.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 23rd May 2005 to Thursday, 26th May 2005, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on Friday, 20th May 2005.

FINANCIAL REVIEW

A) FINANCIAL RESULTS OF THE GROUP

1. Turnover

The Group recorded a rise in turnover during the 2004 financial year of 21.3% over the previous year. The consumer products and information technology business accounted for the greatest proportion, representing an increase of 38.2% over last year. This increase was mainly driven by growth in the tobacco and printing businesses.

Turnover in the pharmaceutical business recorded a 13.8% increase over 2003. This growth was partly due to additional turnover brought in by the acquisition of Liaoning Herbapex completed in March 2004. The Group's existing pharmaceutical businesses also grew fast.

Following restructuring of the infrastructure facilities business, the year's turnover mainly reflected toll revenue brought by the newly acquired Shanghai-Nanjing Expressway (Shanghai Section). Turnover for the same period last year consisted of the RMB300 million after-tax compensation included in turnover generated from the disposal of the fixed return elevated highway projects.

2. Profit Contribution from Each Business

A comparison of the Group's profit contributed by each business for 2004 and 2003 is as follows:

	2004 *HK$'000*	2003 *HK$'000*	Increase (Decrease) %
Infrastructure Facilities	156,131	301,630	(48.2)
Medicine	154,922	131,847	17.5
Consumer Products and Information Technology	1,185,931	884,655	34.1

Since its disposal of its entire investment in fixed return elevated highway projects in 2003, the Group has strived to restructure its infrastructure facilities business, and the results of this were discernible in 2004. Shanghai-Nanjing Expressway (Shanghai Section) and Shanghai Waigaoqiao Container Terminal Co., Ltd both contributed to the Group's profits during the year. While GWC, engaged in water services business, is still in the initial investment stage, its contribution to the Group's profits was minimal.

The Group's pharmaceutical business was still undergoing reorganisation. The acquisition of SI United was completed at the end of 2004, hence its profit was not yet reflected in the Group's accounts. On the other hand, the completed acquisition of a 55 percent stake in Liaoning Herbapex, combined with operational growth in the Group's other pharmaceutical business entities, brought overall profit growth of 17.5% to the sector.

The austerity measures implemented in the mainland have caused a decline in the business performance of Shanghai Huizhong Automotive Manufacturing Co., Ltd ("Shanghai Huizhong") and Shanghai SIIC Transportation Electric Co., Ltd, which form part of the Group's consumer product and information technology business. However, growth in its tobacco and printing businesses helped boost the Group's consumer product business. In addition, SMIC recorded an operational profit in the first year after its establishment, and completed both its issue of Series D preference shares at a premium and its initial public offering, contributing substantial operational and exceptional income to the Group's information technology sector.

3. Profit from Ordinary Activities before Taxation

(1) Gross profit margin

Gross profit margin for 2004 was approximately 56.1%. Gross profit margin in 2003 was around 53.0%, excluding after-tax compensation of RMB300 million included in turnover arising from the cancellation of fixed return elevated highway projects. The higher gross profit margin was mainly due to an increase in consumer products sales, which were able to optimize economies of scale in production.

(2) Investment income

Investment income for the year decreased from around HK$309.11 million in the previous year to HK$233.57 million, representing a decrease of HK$75.54 million. This year's investment income consisted of treasury income and unrealised profit of HK$66.91 million, generated by the Hong Kong and US public listing of an indirect investment in China Netcom Group Corporation (Hong Kong) Limited. On the other hand, last year's investment income consisted of realised and unrealised investment income totalling HK$179.59 million and treasury income, the former was generated from the US Nasdaq public listing of the Group's investment in Ctrip.com International, Ltd.

(3) Administrative expenses

Administrative expenses in 2004 saw an increase of HK$97.42 million over the previous year. This was mainly due to the increase in number of subsidiaries and a provision of HK$24.23 million for receivables and bank guarantees of a jointly controlled entity in the Group's medicine business.

(4) Other operating expenses

Other operating expenses for the year were HK$109.56 million higher than in the last year, which can largely be attributed to the Group's prudent principle of making provisions against risks and for impairment of certain long-term investments in the consumer products and medicine businesses.

(5) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

Net gain for the year, derived mainly from completion of SMIC's issue of Series D preference shares at a premium and its public share offering during the first half of 2004, as well as the introduction of new investors to Shanghai Sunway Biotech Co., Ltd ("Sunway Biotech") and MicroPort Medical (Shanghai) Co. Ltd., was much greater than profit in the previous year, which was realised mainly through SMIC's issue and placement of Series C and D preference shares at a premium, the disposal of the Group's 51% interest in Shanghai Orient Shopping Centre Ltd., and the indirect disposal of the Group's 13.5% in Sunway Biotech.

(6) Share of results of jointly controlled entities

The share of results of jointly controlled entities during the year decreased to HK$94.45 million from approximately HK$172.64 million in the previous year. This was mainly due to a considerable decline in Shanghai Huizhong's profit as a result of the implementation of austerity measures and price competition in the mainland automobile market.

(7) Share of results of associates

The share of results of associates during the year increased substantially to HK$284.73 million, from approximately HK$161.54 million in the previous year. This represents an increase of around HK$123.19 million, largely attributable to a strong improvement in SMIC's business performance. The Group recorded a share of profits of HK$75.64 million in 2004, in contrast to a share of losses of HK$85.58 million in the previous year. EAS International Transportation Ltd, which provided profit contribution in the previous year, was disposed of, partly offsetting growth in the share of results of associates.

(8) Impairment losses recognised in respect of interests in an associate and jointly controlled entities and goodwill relating to a subsidiary

The Group recognised an impairment loss in respect of interests in a jointly controlled entity and an associate, both of which were engaged in the information technology business. The Group also recognised the goodwill impairment losses of a subsidiary engaged in the pharmaceutical business and jointly controlled entities engaged in the pharmaceutical and information technology business.

B) FINANCIAL POSITION OF THE GROUP

1. Capital

As at 31 December 2004, the Group had issued a total of 958,638,000 shares of par value HK$0.1 each. The number of shares in issue was increased by 12,890,000 shares over the end of 2003, as a result of the exercise of share options by the staff members of the Group. Based on a market price of HK$16.60 per share as at 31 December 2004, the market capitalisation of the Group was HK$15,913.39 million.

2. Loans

As at 31 December 2004, the Group had total loans of approximately HK$2.1 billion, representing an increase of HK$480.09 million over the previous year. The increase was mainly due to completed acquisition of the Group's subsidiaries, namely SI United and Liaoning Herbapex, consolidating their Renminbi loans equivalent to the amount of HK$366.40 million and HK$18.92 million respectively.

The Group's total loans mainly consisted of a five-year term syndication loan of HK$1.6 billion, which was signed in April 2002 and will become due in April 2007. The long-term portion of HK$800 million and the revolving portion of HK$800 million contained in the syndication loan have been dealt with in the financial statements under long-term and short-term bank and other borrowings respectively.

3. Liquidity

At the end of 2004, cash held by the Group was approximately HK$5,809.59 million, of which the proportions of US dollars, Hong Kong dollars and Renminbi were approximately 65%, 11% and 24% respectively. The total amount of cash held by the Group increased by HK$454.78 million over the previous year.

C) POLICIES ON FINANCIAL RISK MANAGEMENT

1. Cash flow and liquidity management

The Group takes a prudent approach towards financial management and closely monitors its cash management and allocation of resources. At present, the Group remains in a net cash position in respect of its debt-equity structure with affluent liquidity and a sound interest cover, allowing the Group to raise funds from the market whenever the situation requires.

2. Exchange rate risk

The Group mainly operates in Mainland China and the Hong Kong SAR. Since the exchange rate risk mainly arises from fluctuations of the Hong Kong dollar against US dollars and Renminbi, the Group closely monitors any movement in these currencies, as well as market trends. During the year, the Group did not enter into any derivative contracts, which aimed at minimising exchange rate risk.

3. Interest rate risk

The Group's major financing loan is a syndication loan of HK$1.6 billion. To exercise prudent management against interest rate risks, the Group entered into a structured interest rate hedging arrangement against the long-term portion of this loan.

EMPLOYEES

During the year, the Group completed the acquisition of a controlling stake in Shanghai Industrial United Holdings Co., Ltd. and Liaoning Herbapex Pharmaceutical (Group) Company Limited, which are primarily engaged in the medicines business. Consequently, the total number of employees rose markedly over the previous year, to 7,409 (2003: 3,700), of whom 6,823 were stationed in mainland China (2003: 3,109). This year, staff salaries, allowances and bonuses (including directors) totalled HK$364.63 million (2003: HK$326.23 million). In addition, the Company offers staff a compensation package that includes a pension scheme, cash allowances, and medical and personal accident insurance.

AUDIT COMMITTEE

The Audit Committee together with the Company's management and external auditors have reviewed the financial results for the year ended 31st December 2004.

CORPORATE GOVERNANCE

Throughout the year ended 31st December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"), the said code has been replaced by the Code on Corporate Governance Practices which came into effect on 1st January 2005, except that non-executive directors of the Company are not appointed for a specific term, but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association. In January 2005, the Company signed service contracts with three independent non-executive directors, specifying their terms of office.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of the Company will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Thursday, 26th May 2005 at 3:00 p.m. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be published on or about 29th April 2005.

PUBLICATION OF DETAILED ANNUAL RESULTS INFORMATION ON THE STOCK EXCHANGE WEBSTIE

A detailed results announcement containing all information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules, which in force prior to 31st March 2004 and remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the website of the Stock Exchange as soon as practicable.

As at the date of this notice, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Da Yong, Mr. Ding Zhong De, Mr. Lu Shen, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis


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ClassifiedPost one